Exhibit 12.1

UNITED STATES STEEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2004	2003	2002	2001	2000
Portion of rentals representing interest	$51	$46	$34	$45	$48
Capitalized interest	8	8	6	1	3
Other interest and fixed charges	131	156	136	153	115
Pretax earnings which would be required to cover preferred stock dividend requirements	23	33	-	12	12
Combined fixed charges and preferred stock dividends (A)	$213	$243	$176	$211	$178
Earnings-pretax income (loss) with applicable adjustments (B)	$1,638	$(604)	$183	$(387)	$187
Ratio of (B) to (A)	7.69	(a)	1.04	(b)	1.05

(a)	Earnings did not cover fixed charges and preferred stock dividends by $847 million.
(b)	Earnings did not cover fixed charges and preferred stock dividends by $598 million.